Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON
HERBERT M. WACHTELL
BERNARD W. NUSSBAUM
LAWRENCE B. PEDOWITZ
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
KENNETH B. FORREST
MEYER G. KOPLOW
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ERIC M. ROTH
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
PAUL K. ROWE
MARC WOLINSKY
DAVID GRUENSTEIN
STEPHEN G. GELLMAN
STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000

DAVID C. BRYAN

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL
WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN THEODORE GEWERTZ RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN MICHELE J. ALEXANDER LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	PAULA N. GORDON NANCY B. GREENBAUM MAURA R. GROSSMAN MARK A. KOENIG J. AUSTIN LYONS AMANDA N. PERSAUD JEFFREY A. WATIKER

Direct Dial: (212) 403-1394

Direct Fax: (212) 403-2394

E-Mail: dklam@wlrk.com

August 7, 2012

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	AbbVie Inc.
Registration Statement on Form 10-12B
Filed June 4, 2012
File No. 001-35565

Dear Mr. Riedler:

On behalf of our client, AbbVie Inc. (the “Company”), which is currently a wholly owned subsidiary of Abbott Laboratories (“Abbott”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 29, 2012, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-35565) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on June 4, 2012.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

General

1.              We note that your registration statement is not yet complete.  Please be advised that we will not be in a position to accelerate effectiveness of your filing until such time as you have included all disclosure and exhibits that you intend to file by amendment, and that we may have additional comments to this additional disclosure and/or exhibits.

Response:  The Company acknowledges the Staff’s comment.

2.              Unless otherwise indicated, references to page references and captions in this letter are to the information statement filed as exhibit 99.1.

Response:  The Company acknowledges the Staff’s comment.

EXHIBIT 99.1 Information Statement
Information Statement Summary
Risks Associated with AbbVie’s Business, page 10

3.              Please eliminate the cross-reference to your Risk Factor section and provide a summary description of the material risks associated with your operations and the separation, in order to provide balance to the other disclosure in this summary.

Response:  The Information Statement has been revised on page 11 in response to the Staff’s comment.

Risk Factors
Risks Related to AbbVie’s Business

4.              Please include a risk factor that describes how your sole business segment — pharmaceutical sales — routinely grants rebates and chargebacks against gross sales that are subject to increase and that a greater-than-expected increase could have a material adverse effect.

Response:  The Information Statement has been revised on page 25 in response to the Staff’s comment.

“AbbVie’s major products could lose patent protection earlier than expected, which could adversely affect AbbVie’s future revenues and operating income,” page 15

5.              We note your disclosure that the Company’s intellectual property rights may be challenged by competing businesses and the government.  Please include in this risk factor recent examples of challenges to any of your intellectual property, including their dispositions.

Response:  The Information Statement has been revised on page 16 in response to the Staff’s comment.

“Any significant event that adversely affects HUMIRA revenues could have a material and negative impact on AbbVie’s results of operations and cash flows,” page 16

6.              You state in this risk factor that “[b]ecause HUMIRA is a biologic and biologics cannot be readily substituted, it is uncertain what impact the loss of patent protection would have on the sales of HUMIRA.”  On page 18, you disclose that “companies are developing biosimilars in other countries that could compete with AbbVie’s biologic products.”  Please provide us with the basis of your belief that the mitigating language in this risk factor is appropriate given the disclosures on page 18.

Response: The Information Statement has been revised on page 17 in response to the Staff’s comment to eliminate the mitigating language in the risk factor.

“AbbVie’s research and development efforts may not succeed in developing commercially successful products and technologies, which may cause its revenue and profitability to decline,” page 16

7.              Please include in this risk factor recent examples of discontinued product candidates and the approximate expense you incurred in developing them.

Response:  The Information Statement has been revised on page 17 in response to the Staff’s comment to list recent examples of discontinued product candidates.  The expense incurred in developing each discontinued products has not been included because such expenses were not individually material to the Company’s total R&D expenses.  Furthermore, the Company does not regularly analyze the internal costs incurred for a particular project, but rather manages its portfolio of projects to achieve research and development spend equal to approximately 13 percent to 14 percent of net sales each year.

“A portion of AbbVie’s near-term pharmaceutical pipeline relies on collaborations with third parties, which may adversely affect the development and sale of its products,” page 17

8.              Rather than referring your business section disclosures, please revise your risk factor to provide a brief summary of your material third-party collaborations.

Response:  The Information Statement has been revised on page 18 in response to the Staff’s comment.

“New products and technological advances by AbbVie’s competitors...”, page 18

9.              We note your disclosure that the Company faces the possibility of increased competition if other businesses develop superior products or technologies.  Please expand your disclosure here and in your business section to specify the key businesses and products with which the Company competes.

Response:  The Information Statement has been revised on pages 19 and 79 in response to the Staff’s comment.

“The manufacture of many of AbbVie’s products is a highly exacting and complex process . . .,” page 18

10.       The second paragraph describes a material risk that is sufficiently distinct from the one discussed in the preceding paragraph.  Please separate this disclosure into an independent risk factor with an appropriate sub-caption.  Please also disclose any sole-source suppliers for HUMIRA here and in your business section.

Response:  The Information Statement has been revised on page 20 in response to the Staff’s comment.

“Significant safety or efficacy issues could arise for AbbVie’s products, which could have a material adverse effect on AbbVie’s revenues and financial condition,” page 19

11.       The final paragraph of this risk factor discloses a material risk that is distinct from that described in the preceding paragraphs.  Please separate this disclosure into an independent risk factor and provide recent examples of material product liability lawsuits you have defended against, and their dispositions.

Response:  The Information Statement has been revised on page 21 in response to the Staff’s comment. Furthermore, the Company supplementally advises the Staff that no material product liability lawsuit has been filed against the Company since 2002.

“AbbVie’s compliance with the obligations of the May 7, 2012 resolution of the Department of Justice’s investigation into the sales and marketing activities for Depakote will impose costs and burdens on AbbVie,” page 22

12.       Please include in this risk factor, and wherever else applicable in your disclosure, the amount of criminal fines, forfeitures and civil damages levied upon you as a result of the Depakote settlement agreement.  Please specify each individual financial penalty by type.

Response:  The Information Statement has been revised on page 23 in response to the Staff’s comment.

13.       We note your disclosure that the Company has entered a settlement agreement that “will impose additional costs and burdens on AbbVie in the form of additional resources and support systems.”  To the extent known, please expand your disclosure to quantify the approximate costs the Company expects to incur related to compliance with this settlement agreement.

Response:  The Company supplementally advises the Staff that it cannot quantify at this time the approximate costs expected to be incurred as a result of these requirements.  However, the Company expects that such costs will not be material to the Company.  In addition, the Information Statement has been revised on page 23 in response to the Staff’s comment to specify types of additional costs and burdens that the requirements of the settlement will impose on the Company.

“AbbVie may not be able to realize the expected benefits of its investments in emerging markets,” page 23

14.       Please list in this risk factor the emerging markets you are currently marketing your products in.

Response:  The Information Statement has been revised on page 24 in response to the Staff’s comment.

“AbbVie is dependent on wholesale distributors of its products in the United States . . .,” page 23

15.       Please include in this risk factor the names of the three wholesale distributors that you sell your products to in the United States.

Response:  The Information Statement has been revised on page 25 in response to the Staff’s comment.  The Company supplementally advises the Staff that it has deleted the two sentences referring to risks related to wholesaler chargebacks because the new risk factor requested by the Staff in comment #4 already discusses these risks.

Risks Related to the Separation, page 25

16.       Please include a risk factor disclosing that the separation will take effect without a shareholder vote, that your stockholders will have no opportunity to impact this action and that their sole recourse will be to divest themselves of your common stock in advance of the record date.

Response:  The Information Statement has been revised on page 32 in response to the Staff’s comment.

“AbbVie may not be able to engage in certain corporate transactions after the separation,” page 28

17.       Please remove the cross-reference from this risk factor and expand it to describe the restrictions placed on you by the tax-sharing agreement that you will enter into with Abbott Laboratories.

Response:  The Information Statement has been revised on page 30 in response to the Staff’s comment.

“AbbVie may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect AbbVie’s business,” page 28

18.       Please remove the cross-reference from this risk factor and expand it to discuss both the anticipated benefits of the separation and the possible reasons you believe these benefits may not be realized.

Response:  The Information Statement has been revised on page 31 in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements
Notes to Unaudited Pro Forma Combined Financial Statements, page 40

19.       Please revise your disclosure to state, if true, that pro forma adjustments (A) and (B) are based on the actual agreements that AbbVie and Abbott have entered into prior to separation or disclose why these adjustments are factually supportable.

Response: The Information Statement has been revised on page 42 in response to the Staff’s comment.

20.       Please refer to pro forma adjustment (E).  Revise your disclosure to explain why the assumed number of AbbVie common shares used to compute basic earnings per share for each period presented is based on the number of Abbott common shares outstanding on December 31, 2011.

Response: The Information Statement has been revised on page 42 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies
Revenue Recognition and Sales Rebates, page 44

21.       Please revise your disclosure to describe the nature of each sales rebate and allowance and disclose the factors that you consider in estimating each accrual.

Response: The Information Statement has been revised on page 47 in response to the Staff’s comment to describe the nature of the significant rebates that accounted for approximately 86% of the rebate provisions charged against 2011 revenues.

Transition from Abbott and Cost to Operate as an Independent Company, page 55

22.       Please include in this discussion information on how you anticipate the transition services agreement will serve to facilitate the separation and enable you to operate independently.

Response: The Information Statement has been revised on pages 58–59 in response to the Staff’s comment.

23.       We note your assertion that it is not practicable to estimate the operating expenses that would have been incurred in previous financial periods.  Please expand your disclosure in this section to estimate the one-time expenses you will incur in establishing stand-alone functions as well as any other expenses you are able to estimate at this time.  In addition, please expand your disclosure to include this information in the Question and Answers section starting on page 1 and in your risk factor on page 25.

Response: The Company acknowledges the Staff’s comment and will include estimates of the one-time expenses expected to be incurred in establishing stand-alone functions as those estimates become available.

Cash Flow, Information Statement page 59

24.       We note your disclosure that the Company has reached a settlement on all of the Depakote-related federal claims, which the Company expects to materially impact cash flows.  Please expand your disclosure to state whether the settlement’s foreseen impact to cash flows will materially affect the Company’s liquidity.  If you do expect the settlement to materially decrease the Company’s liquidity, please include the Company’s plan to remedy the deficiency.

Response: The Information Statement has been revised on page 62 in response to the Staff’s comment.

Contractual Obligations, page 62

25.       Please provide a footnote to your table of contractual obligations to disclose what long-term liabilities are included in the “other” line item.

Response: The Information Statement has been revised on page 65 in response to the Staff’s comment.

Business, page 65

26.       Please expand your disclosure to disclose your revenue from external customers and long-lived assets attributable to the US and all other countries (in total), and any country for which these figures are individually material.

Response:  Page 65 of the Information Statement filed on June 4, 2012 disclosed that revenues in the United States, the European Union and other developed markets, and emerging markets accounted for 55%, 31%, and 14%, respectively, of the Company’s 2011 revenues.  The Information Statement has been revised on page 68 in response to the Staff’s comment.

Products, page 67

27.       In your description of your products other than HUMIRA please state how much each individual product contributes to the total sales of its product type, e.g. metabolic/hormones, virology, endocrinology, dyslipidemia and others.

Response:  The Information Statement has been revised on pages 71–72 in response to the Staff’s comment.

Sales, Marketing, and Distribution Capabilities, page 73

28.       Please expand your disclosure to name the three independent wholesaler distributorships that you sell to in the United States and the percentage of sales each one generates.  Please also provide a brief description of the agreement or relationship you have with each distributor.

Response: The Information Statement has been revised on page 77 in response to the Staff’s comment.

29.       For your sales outside the United States, please indicate the percentage of sales among distributors and direct customers, and name any material non-U.S. distributors.

Response: The Information Statement has been revised on page 77 in response to the Staff’s comment.

Manufacturing Capabilities and Operations, page 74

30.       Please provide examples of the third-party agreements you are party to that relate to your manufacturing process.  Please also state, if true, that none of these agreements are material and provide the basis for that statement in your disclosure.

Response:  The Information Statement has been revised on page 78 in response to the Staff’s comment.

Regulation- Discovery and Clinical Development, page 76

31.       Please provide a more complete description of the material regulatory regimes you operate under outside of the United States, including the EU and both developed and emerging markets.

Response:  The Information Statement has been revised on page 81 in response to the Staff’s comment.

Regulation- Commercialization, Distribution, and Manufacturing, page 77

32.       Similarly, please provide a more complete description of the non-U.S. regulatory regimes that are material to your operations.

Response:  The Information Statement has been revised on pages 83–84 in response to the Staff’s comment.

Management

Executive Officers Following the Separation, page 83

33.       You disclose that Mr. Gonzalez briefly retired in 2007.  Please confirm that Mr. Gonzalez does not have any business experience from 2007-2009.  Alternatively, please expand your disclosure to provide the required business experience for that time period.

Response: The Company supplementally advises the Staff that Mr. Gonzalez did not have any business experience during the period after his retirement from Abbott in 2007 until his re-employment by Abbott in 2009.

34.       Based on your disclosure on page 89 it appears that Carlos Alban and John Leonard will also be executive officers of AbbVie.  Please expand your disclosure here to provide the information required by Item 401 of Regulation S-K for these executive officers.

Response:  The Information Statement has been revised on pages 87–88 in response to the Staff’s comment.

Board of Directors Following Separation, page 84

35.       Please expand your disclosure for each director or person nominated or chosen to become a director to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Response:  The Information Statement has been revised on page 88 with respect to Mr. Gonzalez in response to the Staff’s comment.  The Company advises the Staff that similar details will be included in the Information Statement for the other directors of the Company when such directors are identified.

Compensation Discussion and Analysis

2011 Compensation Decisions, page 94

36.       Please provide additional disclosure that describes the financial goals that were used in making compensation decisions last year, i.e. each goal other than “Adjusted Diluted EPS of $4.59.”

Response: The Information Statement has been revised on pages 98–99 in response to the Staff’s comment.

37.       Please disclose any weighting between and among the “financial goals” and the “other goals” for each named executive officer.  In addition, please provide disclosure of how the results of the goals and any other factors resulted in the “Individual Awards” awarded for each named executive officer.

Response: The Information Statement has been revised on pages 98–99, as described above in the response to comment 36, to include the information requested by the Staff in this comment.

Executive Compensation

Summary Compensation Table, page 102

38.       Please amend this section to include summary disclosure for all five individuals over the last three fiscal years.  Alternatively, please provide us with a detailed analysis which supports your believe that you are not required to provide this additional disclosure.  See Regulation S-K CDI 217.01.

Response:  The Company respectfully submits that the current scope of disclosure in the Summary Compensation Table complies with applicable guidance of the Commission and the Staff, including Item 402(c) of Regulation S-K and CDI 217.01 under Regulation S-K (“CDI 217.01”).

Consistent with CDI 217.01, the spin-off of the Company from Abbott should be treated like an initial public offering of the Company’s common stock for purposes of Item 402 disclosure. The Company was formed by Abbott to hold Abbott’s research-based pharmaceuticals business in connection with the spin-off. The research-based pharmaceuticals operations that will be held by the Company historically have been integrated into Abbott, and have been managed and overseen by Abbott’s corporate offices. For purposes of the spin-off, Abbott has designated individuals to be part of the Company’s newly formed executive team.

Pursuant to Instruction 1 to Item 402(c) of Regulation S-K, disclosure in respect of fiscal years prior to the last completed fiscal year is not required if a registrant was not a reporting company pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, at any time during that year, unless the information in question previously was required to be disclosed in response to a Commission filing requirement. With the exception of Mr. Gonzalez and Ms. Schumacher, the compensation of the Company’s named executive officers for fiscal years prior to 2011 has not been required to be disclosed in response to a Commission filing requirement.  The Information Statement includes disclosure for fiscal years prior to 2011 for Mr. Gonzalez and Ms. Schumacher.

The Company notes as well that, under the guidance set forth in CDI 119.01 under Regulation S-K, compensation information for fiscal years prior to the last fiscal year is not required for individuals who were not named executive officers in those prior years. None of Messrs. Alban or Chase or Dr. Leonard has ever been a named executive officer of Abbott.  Accordingly, CDI 119.01 under Regulation S-K suggests that disclosure for fiscal years prior to the last completed fiscal year would not be required for those individuals.

Potential Payments on Termination or Change of Control, page 117

39.       You disclose that Abbott maintains change in control arrangements with key members of its management team, in the form of change in control agreements for certain Abbott officers, including Messrs. Alban and Chase, Ms. Schumacher, and Dr. Leonard, and a change in control plan for certain other management personnel.  Please file copies of these agreements and any other compensation plans or agreements that you intend to adopt at or prior to the spin-off as exhibits to your next amended registration statement.

Response: The Company advises the Staff that it will revise the exhibit list of the Registration Statement to include copies of those agreements and plans, once they are available.

Certain Relationships and Related Person Transactions, page 121

40.       You disclose on page 29 that the agreements AbbVie will enter into with Abbott in connection with the separation, including transition services agreements, a tax sharing agreement, an international commercial operations agreement, manufacturing and supply agreements, an employee matters agreement, a special products master agreement, intellectual property license agreements, an information technology agreement and certain other commercial agreements, were prepared in the context of the separation while AbbVie was still a wholly owned subsidiary of Abbott.  As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties.  Please expand your disclosure in this section to provide the information required by Item 404 of Regulation S-K.  Alternatively, please provide us with a detailed analysis that supports your conclusion that these transactions have material information that is required to be disclosed in this section.

Response: The Information Statement has been revised on page 125 to eliminate reference in this section to the agreements that AbbVie will enter into with Abbott in connection with the separation.  The Company has eliminated reference to these agreements because it respectfully submits that such agreements are not transactions with related persons for which disclosure is required under Item 404(a) of Regulation S-K.  Instruction 7 to Item 404(a) of Regulation S-K provides that disclosure need not be provided pursuant to Item 404(a) if the interest of the related person arises solely from the ownership of a class of equity securities of the registrant and all holders of that class of equity securities of the registrant received the same benefit on a pro rata basis.  Here, at the time that the separation-related agreements will be executed, Abbott’s interest in AbbVie arises solely from its ownership of 100% of the equity securities of AbbVie and, at such time, no holder of AbbVie securities will receive a different benefit from the other holders with respect to such agreements.  Accordingly, the Company respectfully submits that it is not required to include the information required by Item 404(a) of Regulation S-K with respect to such agreements.

The Separation and Distribution

Reasons for the Separation, page 123

41.       Please expand your disclosure to include a discussion of any negative aspects of the separation considered by the board of directors.

Response: The Information Statement has been revised on page 128 in response to the Staff’s comment.

AbbVie’s Relationship with Abbott following the Distribution, page 128

42.       Please file copies of your information technology agreement, international commercial operations agreement, trademark license agreement, manufacturing and supply agreements and lease agreement that you expect to enter into with Abbott Laboratories prior to the separation as exhibits to this registration statement.

Response: The Company acknowledges the Staff’s comment, but confirms that none of the information technology agreement, the international commercial operations agreement, the trademark license agreement, the manufacturing and supply agreements, or the lease agreements that the Company expects to enter into with Abbott prior to the separation is material to the Company, and, therefore, the Company is not required to file any of these agreements as exhibits to the Registration Statement under Item 601(b)(10) of Regulation S-K.  To this end, the Company notes that its business will not be substantially dependent on any of the agreements.

In addition, the Company has determined that the intellectual property license agreements are not material to the Company, and the form of intellectual property license agreements has accordingly been removed from the list of exhibits to the Registration Statement.  The Company has also determined that the Ex-U.S. Transition Services Agreement may be material to AbbVie.  Accordingly, the form of Ex-U.S. Transition Services Agreement has been added to the list of exhibits to the Registration Statement.

The Separation Agreement, page 128

43.       Please expand your disclosure to list the material assets and liabilities that will be transferred to AbbVie.

Response: The Information Statement has been revised on pages 133–34 in response to the Staff’s comment.

44.       Please expand your disclosure to list the material contracts that will be assigned to AbbVie.  To the extent required under Item 601 of Regulation S-K, please confirm that you will file copies of all agreements as exhibits to your registration statement.

Response:  The Information Statement has been revised on pages 133–34 in response to the Staff’s comment. The Company hereby confirms that none of the contracts to be assigned from Abbott to the Company are material to the Company in a manner that would be required under Item 601 of Regulation S-K to be filed as an exhibit to the Registration Statement.

Transition Services Agreements, page 132

45.       Your disclosure is inconsistent on whether there will be one omnibus transition services agreement or several agreements that would cover separate functions.  We note in this respect that your Exhibit Index reflects only one such agreement to be filed.  Please review your disclosure for consistency and amend it as necessary.

Response:  The Information Statement has been revised on pages 138–39 in response to the Staff’s comment.

Description Of Material Indebtedness, page 138

46.       Please expand your disclosure to disclosure the material information concerning the financing arrangements that AbbVie intends to enter into prior to or concurrent with the separation.

Response: The Information Statement has been revised on page 145 in response to the Staff’s comment. The Company confirms that it will include any additional information in future amendments as additional financing arrangements are finalized and as such information becomes available.

Audited Combined Financial Statements

Notes to Combined Financial Statements

Note 5 — Litigation, page F-15

47.       The use of the term “reserve” should not be used for an accrual made under paragraph 450-20-25-2.  See ASC 450-20-50-1.  Please revise your disclosure here and in other sections of the filing where you use the term reserve to describe losses that are probable and reasonably estimable.

Response: The Information Statement has been revised on pages F-14, F-16, and F-39 in response to the Staff’s comment.

Note 6 — Post Employment Benefits, page F-16

48.       It appears that benefit obligations of plans outside the United States are significant relative to the total benefit obligation and these plans may use significantly different assumptions.  Please separately disclose your post-retirement benefit plans information for your U.S. and foreign plans or explain to us how your disclosure complies with ASC 715-20-50-4.

Response:  The Company believes that its disclosure complies with ASC 715-20-50-4 because the plans outside the United States do not use significantly different assumptions than the U.S. plan.  The discount rates used to measure the benefit obligations ranged from 5.0 to 5.18 percent across the plans in 2011.  The expected average long-term change in compensation of 3 percent for the non-U.S. plans is not materially different from the 6 percent expected average long-term change in compensation for the U.S. plan.  The non-U.S. plans are unfunded, so an assumption for an expected return on plan assets is not applicable.

Note 11 — Goodwill and Intangible Assets, page F-29

49.       Please revise your disclosure to disclose the following for each major intangible asset class.  Refer to ASC 350-30-50:

a.               total amount assigned,

b.               accumulated amortization, and

c.               the weighted-average amortization period.

Response:  The majority of the Company’s intangibles relate to developed product rights, and, therefore, the Company did not separately break out this class from other intangibles. In response to the Staff’s comment, the Company will separately disclose the total amount assigned, accumulated amortization, and the net carrying amount for major categories as shown on page F-29 of the Information Statement.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Karessa L. Cain at (212) 403-1128.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:	Richard A. Gonzalez, Chairman of the Board and Chief Executive Officer (AbbVie Inc.)
Laura J. Schumacher, EVP, General Counsel and Secretary (Abbott Laboratories)